UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                             BOSTON PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    101121101
                                    ---------
                                 (CUSIP Number)


                                October 31, 2002
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 101121101                   13G                     Page 2 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David Rockefeller
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                   5 SOLE VOTING POWER

                     4,196,551
                  --------------------------------------------------------------
NUMBER OF         6  SHARED VOTING POWER
SHARES
BENEFICIALLY         1,462,628
OWNED BY          --------------------------------------------------------------
EACH               7 SOLE DISPOSITIVE POWER
REPORTING
PERSON               4,196,551
WITH              --------------------------------------------------------------
                   8 SHARED DISPOSITIVE POWER

                     1,462,628
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,659,179 (FN 1)
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.61%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
      *SEE INSTRUCTION BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP No. 101121101                   13G                     Page 3 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rockmark Corporation
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                  5 SOLE VOTING POWER

                    0
                  --------------------------------------------------------------
NUMBER OF         6 SHARED VOTING POWER
SHARES
BENEFICIALLY        655,991 (FN 2)
OWNED BY          --------------------------------------------------------------
EACH              7 SOLE DISPOSITIVE POWER
REPORTING
PERSON              0
WITH              --------------------------------------------------------------
                  8 SHARED DISPOSITIVE POWER

                    655,991 (FN 2)
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       655,991 (FN 2)
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.65%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP No. 101121101                   13G                     Page 4 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Fedmark Corporation
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   5 SOLE VOTING POWER

                     0
                  --------------------------------------------------------------
NUMBER OF          6 SHARED VOTING POWER
SHARES
BENEFICIALLY         5,308 (FN 3)
OWNED BY          --------------------------------------------------------------
EACH               7 SOLE DISPOSITIVE POWER
REPORTING
PERSON               0
WITH              --------------------------------------------------------------
                   8 SHARED DISPOSITIVE POWER

                     5,308 (FN 3)
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,308 (FN 3)
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.005%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       C0
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP No. 101121101                   13G                     Page 5 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ECW Investor Associates, a California limited partnership
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                    5 SOLE VOTING POWER

                      0
                   -------------------------------------------------------------
NUMBER OF           6 SHARED VOTING POWER
SHARES
BENEFICIALLY          57,856 (FN 4)
OWNED BY           -------------------------------------------------------------
EACH                7 SOLE DISPOSITIVE POWER
REPORTING
PERSON                0
WITH               -------------------------------------------------------------
                    8 SHARED DISPOSITIVE POWER

                      57,856 (FN 4)
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       57,856 (FN 4)
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.057%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP No. 101121101                   13G                     Page 6 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       DR & Descendants LLC
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                    5 SOLE VOTING POWER

                      0
                    ------------------------------------------------------------
NUMBER OF           6 SHARED VOTING POWER
SHARES
BENEFICIALLY          743,473 (FN 5)
OWNED BY            ------------------------------------------------------------
EACH                7 SOLE DISPOSITIVE POWER
REPORTING
PERSON                0
WITH                ------------------------------------------------------------
                    8 SHARED DISPOSITIVE POWER

                      743,473 (FN 5)
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       743,473 (FN 5)
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.74%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)           Name of Issuer:
                    ---------------

                    Boston Properties, Inc.

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    ------------------------------------------------

                    111 Huntington Avenue
                    Boston, MA 02199
                    (617) 236-3300

Items 2(a)          Name of Person Filing, Address of Principal Business Office:
and 2(b)            ------------------------------------------------------------

                    This statement is being filed by and on behalf of (i) David Rockefeller, (ii) Rockmark Corporation, a Delaware corporation, (iii) Fedmark Corporation, a Delaware corporation, (iv) ECW Investor Associates, a California limited partnership and (v) DR & Descendants LLC, a Delaware limited liability company (collectively, the "Reporting Persons"). David Rockefeller ("DR") is the (A) managing member of DR & Descendants LLC, a Delaware limited partnership ("DRDP") (B) majority stockholder of Rockmark Corporation, a Delaware corporation ("Rockmark") and (C) majority stockholder of Fedmark Corporation, a Delaware corporation ("Fedmark") and may be deemed to control each of DRDP, Rockmark and Fedmark. DRDP and Rockmark are two of the three general partners of ECW Associates, a California limited partnership ("ECWA") and through his interests in DRDP and Rockmark, DR may be deemed to control DRDP's and Rockmark's partnership interests in ECWA. Each of the Reporting Persons has its principal place of business at 30 Rockefeller Plaza, Room 5600, New York, NY 10112.

Item 2(c)           Citizenship:
                    ------------

                    (i) David Rockefeller is a United States citizen
                    (ii) Rockmark is a Delaware corporation
                    (iii) Fedmark is a Delaware corporation
                    (iv) ECWA is a California limited partnership
                    (v) DRDP is a Delaware limited liability company

Item 2(d)           Title of Class of Securities:
                    -----------------------------

                    Common Stock, par value $.01 per share

Item 2(e)           CUSIP Number:
                    -------------

                    101121101

Item 3              Not Applicable

Item 4.             Ownership:
                    ----------

                    David Rockefeller
                    -----------------

                    (a)   Amount Beneficially Owned:
                          --------------------------

                          5,659,179 Preferred Units

                    (b)   Percent of Class:
                          -----------------

                          5.61%

                    (c)   Number of shares as to which such person has:
                          ---------------------------------------------

                    (i)   Sole power to vote or to direct the vote: 4,196,551
                    (ii)  Shared power to vote or to direct the vote: 1,462,628
                    (iii) Sole power to dispose or to direct the disposition of:
                          4,196,551
                    (iv) Shared power to dispose or to direct the disposition of: 1,462,628

                    Rockmark Corporation
                    --------------------

                    (a)   Amount Beneficially Owned:
                          --------------------------

                          655,991 Preferred Units

                    (b)   Percent of Class:
                          -----------------

                          0.65%

                    (c)   Number of shares as to which such person has:
                          ---------------------------------------------

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 655,991
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition of: 655,991

                    Fedmark Corporation
                    -------------------

                    (a)   Amount Beneficially Owned:
                          --------------------------

                          5,308 Preferred Units

                    (b)   Percent of Class:
                          -----------------

                          0.005%

                    (c)   Number of shares as to which such person has:
                          ---------------------------------------------

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 5,308
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition
                         of: 5,308

                    ECW Investor Associates, a California limited partnership
                    ---------------------------------------------------------

                    (a)   Amount Beneficially Owned:
                          --------------------------

                          57,856 Preferred Units

                    (b)   Percent of Class:
                          -----------------

                          0.057%

                    (c)   Number of shares as to which such person has:
                          ---------------------------------------------

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 57,856
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition of: 57,856

                    DR & Descendants, LLC
                    ---------------------

                    (a)   Amount Beneficially Owned:
                          --------------------------

                          743,473 Preferred Units

                    (b)   Percent of Class:
                          -----------------

                          0.74%

                    (c)   Number of shares as to which such person has:
                          ---------------------------------------------

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 743,473
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition
                         of: 743,473

Item 5              Ownership of Five Percent or Less of a Class:
                    ---------------------------------------------

                    Not Applicable

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    -------

                    (i) The shareholders of Rockmark have a right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including shares of Common Stock, held for the account of Rockmark, in accordance with their share ownership in Rockmark.

                    (ii) The shareholders of Fedmark have a right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including shares of Common Stock, held for the account of Fedmark, in accordance with their share ownership in Fedmark.

                    (iii) The limited partners of ECWA have a right to
                          participate in the receipt of dividends from, or proceeds from the sale of, securities, including shares of Common Stock, held for the account of ECWA, in accordance with their partnership interests in ECWA.

                    (iv) The members of DRDP have a right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including shares of Common Stock, held for the account of DRDP, in accordance with their membership interests in DRDP.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members of the Group:
                    ----------------------------------------------------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    -------------------------------

                    Not Applicable

Item 10             Certification:
                    --------------

                    By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------------------------------------------------------------

     (FN1) Includes 4,312,294.76 Series Two Preferred Units (the "Series Two Preferred Units") of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), of which Boston Properties, Inc. is the general partner. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of December 31, 2002. The $50.00 liquidation preference of each Series Two Preferred Unit will be convertible, at the holder's option, into common units of limited partnership interest ("Common Units") in the Operating Partnership at a conversion price of $38.10. These Common Units may then be tendered for cash equal to the equivalent number of shares of the issuer's Common Stock. In lieu of delivering cash, however, the issuer may, at its option choose to acquire any units so tendered by issuing common stock. The Reporting Persons have opted to include in this report his or its beneficial ownership of the Series Two Preferred Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the Operating Partnership's limited partnership agreement, the holder common units does not have the right to require the issue to exchange the common units for shares of Common Stock.

     (FN2) Includes 499,865.26 Series Two Preferred Units (the "Series Two Preferred Units") of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), of which Boston Properties, Inc. is the general partner. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of December 31, 2002. The $50.00 liquidation preference of each Series Two Preferred Unit will be convertible, at the holder's option, into common units of limited partnership interest ("Common Units") in the Operating Partnership at a conversion price of $38.10. These Common Units may then be tendered for cash equal to the equivalent number of shares of the issuer's Common Stock. In lieu of delivering cash, however, the issuer may, at its option choose to acquire any units so tendered by issuing common stock. The Reporting Persons have opted to include in this report his or its beneficial ownership of the Series Two Preferred Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the Operating Partnership's limited partnership agreement, the holder common units does not have the right to require the issue to exchange the common units for shares of Common Stock.

     (FN3) Includes 4,045.23 Series Two Preferred Units (the "Series Two Preferred Units") of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), of which Boston Properties, Inc. is the general partner. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of December 31, 2002. The $50.00 liquidation preference of each Series Two Preferred Unit will be convertible, at the holder's option, into common units of limited partnership interest ("Common Units") in the Operating Partnership at a conversion price of $38.10. These Common Units may then be tendered for cash equal to the equivalent number of shares of the issuer's Common Stock. In lieu of delivering cash, however, the issuer may, at its option choose to acquire any units so tendered by issuing common stock. The Reporting Persons have opted to include in this report his or its beneficial ownership of the Series Two Preferred Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the Operating Partnership's limited partnership agreement, the holder common units does not have the right to require the issue to exchange the common units for shares of Common Stock.

     (FN4) Includes 44,086.32 Series Two Preferred Units (the "Series Two Preferred Units") of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), of which Boston Properties, Inc. is the general partner. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of December 31, 2002. The $50.00 liquidation preference of each Series Two Preferred Unit will be convertible, at the holder's option, into common units of limited partnership interest ("Common Units") in the Operating Partnership at a conversion price of $38.10. These Common Units may then be tendered for cash equal to the equivalent number of shares of the issuer's Common Stock. In lieu of delivering cash, however, the issuer may, at its option choose to acquire any units so tendered by issuing common stock. The Reporting Persons have opted to include in this report his or its beneficial ownership of the Series Two Preferred Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the Operating Partnership's limited partnership agreement, the holder common units does not have the right to require the issue to exchange the common units for shares of Common Stock.

     (FN5) Includes 566,526.46 Series Two Preferred Units (the "Series Two Preferred Units") of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), of which Boston Properties, Inc. is the general partner. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of December 31, 2002. The $50.00 liquidation preference of each Series Two Preferred Unit will be convertible, at the holder's option, into common units of limited partnership interest ("Common Units") in the Operating Partnership at a conversion price of $38.10. These Common Units may then be tendered for cash equal to the equivalent number of shares of the issuer's Common Stock. In lieu of delivering cash, however, the issuer may, at its option choose to acquire any units so tendered by issuing common stock. The Reporting Persons have opted to include in this report his or its beneficial ownership of the Series Two Preferred Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the Operating Partnership's limited partnership agreement, the holder common units does not have the right to require the issue to exchange the common units for shares of Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 8, 2002


By: /s/ David Rockefeller
    ------------------------------
    David Rockefeller


ROCKMARK CORPORATION

By: /s/ Richard E. Salomon
    ------------------------------
Name:  Richard E. Salomon
Title: President


FEDMARK CORPORATION

By: /s/ Richard E. Salomon
    ------------------------------
Name:  Richard E. Salomon
Title: President


ECW INVESTOR ASSOCIATES, A CALIFORNIA LIMITED PARTNERSHIP

By: ROCKMARK CORPORATION
    its General Partner

By: /s/ Richard E. Salomon
    ------------------------------
Name:  Richard E. Salomon
Title: President


DR & DESCENDANTS, LLC

By: /s/ David Rockefeller
    ------------------------------
Name:  David Rockefeller
Title: Managing Member

                       AGREEMENT OF FILING OF SCHEDULE 13G

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.


Dated: November 8, 2002


ROCKMARK CORPORATION

By: /s/ Richard E. Salomon
    ------------------------------
Name:  Richard E. Salomon
Title: President


FEDMARK CORPORATION

By: /s/ Richard E. Salomon
    ------------------------------
Name:  Richard E. Salomon
Title: President


ECW INVESTOR ASSOCIATES, A CALIFORNIA LIMITED PARTNERSHIP

By: ROCKMARK CORPORATION
    its General Partner

By: /s/ Richard E. Salomon
    ------------------------------
Name:  Richard E. Salomon
Title: President


DR & DESCENDANTS, LLC

By: /s/ David Rockefeller
    ------------------------------
Name:  David Rockefeller
Title: Managing Member